UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Anchor Bancorp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
032838104
(CUSIP Number)
12/29/2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
032838104

1
Names of Reporting Persons

CSS, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [X]
3
Sec Use Only


4
Citizenship or Place of Organization

Chicago, IL
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  149,407

6
  Shared Voting Power


  None

7
  Sole Dispositive Power


  149,407

8
  Shared Dispositive Power


  None
9
Aggregate Amount Beneficially Owned by Each Reporting Person

149,407
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.99%
12
Type of Reporting Person (See Instructions)

BD

Item 1.
(a)	Name of Issuer: Anchor Bancorp
(b)	Address of Issuer's Principal Executive Offices:
601 Woodland Square, Loop SE, Lacey, WA 98503
Item 2.
(a)	Name of Person Filing: CSS, LLC
(b)	Address of Principal Business Office or, if None, Residence:
175 W. Jackson Blvd., ste 440,
Chicago, IL 60604
(c)	Citizenship:	US
(d)	Title and Class of Securities:  Common Stock
(e)	CUSIP No.:	032838104
Item 3. If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[x} Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)     [_] Investment company registered under Section 8 of the Investment
            Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_} A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of
            the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
            Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
            If filing as a non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
            institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 149,407
 (b)	Percent of Class:  5.99%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 149,407
	(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 149,407
(iv)	Shared power to dispose or to direct the disposition of:  None
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.  N/A
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.N/A
Item 8.	Identification and classification of members of the group.  N/A
Item 9.	Notice of Dissolution of Group.  N/A
Item 10.	Certifications.
	By Signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this
statement is true, complete and correct.
Dated:  February 9, 2018
/s/ Mitchell R. Bialek
Mitchell R. Bialek, CCO
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).